

15005237

40-206A/A

RECEIVED
MAR 12 2015
The Division of
Investment Management

SECURITIES AND EXCHANGE COMMISSION

Release No. IA-4046 / 803-00224

T. Rowe Price Associates, Inc. and T. Rowe Price International Ltd; Notice of Application

March 12, 2015

Agency: Securities and Exchange Commission ("Commission").

Action: Notice of application for an exemptive order under Section 206A of the Investment Advisers Act of 1940 (the "Advisers Act") and Rule 206(4)-5(e) thereunder.

Applicant: T. Rowe Price Associates, Inc. ("TRPA") and T. Rowe Price International Ltd ("TRPIL" and, together with TRPA, the "Advisers" or the "Applicants").

Relevant Advisers Act Sections: Exemption requested under Section 206A of the Advisers Act and Rule 206(4)-5(e) thereunder from Rule 206(4)-5(a)(1) under the Advisers Act.

Summary of Application: The Applicants request that the Commission issue an order under Section 206A of the Advisers Act and Rule 206(4)-5(e) thereunder exempting them from Rule 206(4)-5(a)(1) under the Advisers Act to permit Applicants to receive compensation from certain government entities for investment advisory services provided to the government entities within the two-year period following a contribution by a covered associate of the Applicants to an official of the government entities.

Filing Dates: The application was filed on May 6, 2014, and an amended and restated application was filed on October 29, 2014.

Hearing or Notification of Hearing: An order granting the application will be issued unless the Commission orders a hearing. Interested persons may request a hearing by writing to the Commission's Secretary and serving Applicants with a copy of the request, personally or by mail. Hearing requests should be received by the Commission by 5:30 p.m. on April 6, 2015, and should be accompanied by proof of service on the Applicants, in the form of an affidavit or, for lawyers, a certificate of service. Pursuant to Rule 0-5 under the Advisers Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons may request notification of a hearing by writing to the Commission's Secretary.

Addresses: Brent J. Fields, Secretary, Securities and Exchange Commission, 100 F Street, NE, Washington, D.C. 20549-1090. Applicants, TRPA and TRPIL, T. Rowe Price Associates, Inc., 100 East Pratt Street, Baltimore, Maryland 21202.

For Further Information Contact: Kyle R. Ahlgren, Senior Counsel, or Melissa R. Harke, Branch Chief, at (202) 551-6825 (Division of Investment Management, Chief Counsel's Office).

Supplementary Information: The following is a summary of the application. The complete application may be obtained via the Commission's website either at http://www.sec.gov/rules/iareleases.shtml or by searching for the file number, or for an applicant using the Company name box, at http://www.sec.gov/search/search.htm, or by calling (202) 551-8090.

Applicant's Representations:

1. The Applicants are registered with the Commission as investment advisers under the Advisers Act. T. Rowe Price Group, Inc. ("TRPG") is the parent company of both Applicants. The Applicants serve as adviser or subadviser to companies that are registered with the Commission as investment companies ("RICs") under the Investment Company Act of 1940 (the "1940 Act"). In addition, TRPIL acts as an adviser to the T. Rowe Price Trust Company ("TRPTC") in connection with assets of defined contribution and benefit plans of companies and governmental entities that are invested in the Emerging Markets Equity Trust Fund, a common trust fund exempt under Section 3(c)(11) of the 1940 Act and of which TRPTC is the Trustee (the "Fund"). Certain public pension plans that are government entities of Wisconsin (the "Clients") have selected a RIC as an investment option for participants in participant-directed plans. One Client had been invested in the Fund since 2003 but divested its investment by May 2012. The investment decisions for the Clients are overseen by boards of trustees, and Gubernatorial appointees sit on these boards. Due to this power of appointment, the Governor is an "official" of each Client under Rule 206(4)-5(f)(6)(ii). The Governor, however, does not sit on any Client's board or have any direct involvement in any Client's investment decisions.

2. Applicants represent that Michael McGonigle (the "Contributor") is a Vice President of TRPG and TRPA. He has been a director of credit research in the Fixed Income Division since 2010 and is a member of the Fixed Income Steering Committee. In his role as a director of credit research, he supervises approximately 15 research analysts in TRPA and eight research analysts in TRPIL, some of whom may occasionally meet with government entity clients or prospective clients, or with consultants for prospective clients. The Contributor is, therefore, a "covered associate" of TRPA and TRPIL, as defined in Rule 206(4)-5(f)(2)(ii). The

Advisers have identified only one meeting with a Wisconsin government entity client at which an analyst supervised by the Contributor was present since March 14, 2011, the effective date of Rule 206(4)-5 (the "Rule"). The Contributor has not participated in any such meetings with any state or local government entity client or prospective client of the Advisers since the effective date of the Rule.

3. The recipient of the Contribution was Scott Walker (the "Official"), the Governor of Wisconsin, who took office in January 2011. The Contribution was made on February 5, 2012 to the Official's recall primary election campaign for the amount of $250 (the "Contribution"). The Wisconsin Campaign Finance Information System reported it as received by the campaign on February 26, 2012. Although not entitled to vote in Wisconsin elections, the Contributor was interested in the highly contentious and publicized recall election, given his political views that are in line with those of the Official. The Contributor remembers watching television coverage of the recall election and receiving telephone solicitations for political contributions during this time. To the best of the Contributor's recollection, he made the Contribution pursuant to such a telephone solicitation. The Contributor has never met the Official or dealt with the Official in any capacity. The Contributor has never solicited or coordinated any contributions for or on behalf of the Official. The Contribution is consistent with other political contributions made by the Contributor (which were made prior to the effective date of the Rule).

4. Applicants represent that the Clients' relationship with the Applicants pre-dates the Contribution. The Adviser's relationship with one Client dates back to at least 2003 when the Client invested in the Fund. This Client began withdrawing its investment from the Fund in

2011 and was fully divested in May 2012. The Clients with a RIC advised by the Advisers began their relationship with the Advisers in 2005 and 2008.

5. Applicants represent that at no time did any employees of the Applicants other than the Contributor have any knowledge of the Contribution prior to the Applicants' legal department's discovery of the Contribution. The Contribution was discovered in the course of compliance testing by the Advisers' legal department on or around March 18, 2014. Subsequently, the Applicants and the Contributor obtained the Official's agreement to return the full amount of the Contribution, which was returned on May 1, 2014. After identifying the Contribution, the Advisers established an escrow account and deposited in the account an amount equal to the sum of all fees paid to the Advisers, directly or indirectly, with respect to the Clients between February 5, 2012 through February 26, 2014. The Advisers have notified the Client invested in the Fund, each affected RIC, and each Client that offers as an investment option in a participant-directed plan an affected RIC that is directly advised by the Advisers, of the Contribution and the resulting two-year prohibition on compensation absent exemptive relief from the Commission. The Advisers have informed such Clients and each affected RIC that the fees attributable to the Clients since the date of the Contribution through the two-year period were being placed in escrow and that, absent exemptive relief from the Commission, those fees would be distributed in a way that is permissible under applicable laws and the Rule.

6. Applicants represent that the Advisers' policies and procedures regarding pay-to-play ("Pay-to-Play Policies and Procedures") in place at the time of the Contribution required all employees to pre-clear contributions to state and local officials and candidates. Employees must annually certify their compliance with the Advisers' Code of Ethics, which describes the Advisers' preclearance policy for political contributions, through an Annual Verification

Questionnaire (the "Questionnaire"). The Questionnaire requires employees to certify their compliance with the Policy. The Contributor has completed his annual online training and Questionnaire certification each year since the effective date of the Rule. The legal department or specific business units of the Advisers also occasionally send reminder emails about the Policy. The Advisers have also started to include searches of public websites for contributions made by employees, and it was in the course of developing this testing program that the Contribution was discovered by the Advisers.

7. Applicants represent that to the best of the Contributor's recollection, the Contributor's violation of Applicant's Pay-to-Play Policies and Procedures resulted from his simply forgetting to pre-clear his contribution as required, due to his becoming impassioned about the recall election while watching televised reports about it and receiving a telephone solicitation while doing so. Applicants note that on May 31, 2012, pursuant to the Advisers' policies and procedures, the Contributor requested pre-clearance from Advisers' legal department to make a contribution to the Official's campaign for the recall general election and received permission to make a $150 contribution. As noted above, however, the Contributor did not disclose the Contribution to the Applicants and the Applicants had no knowledge of the Contribution when the Contributor received approval for the May 31, 2012 contribution for the recall general election.

Applicant's Legal Analysis

1. Rule 206(4)-5(a)(1) under the Advisers Act prohibits a registered investment adviser from providing investment advisory services for compensation to a government entity within two years after a contribution to an official of the government entity is made by the

investment adviser or any covered associate of the investment adviser. Each Client is a "government entity," as defined in rule 206(4)-5(f)(5), the Contributor is a "covered associate" as defined in rule 206(4)-5(f)(2), and the Official is an "official" as defined in rule 206(4)-5(f)(6). Rule 206(4)-5(c) provides that when a government entity invests in a covered investment pool, the investment adviser to that covered investment pool is treated as providing advisory services directly to the government entity. The RICs and the Funds are "covered investment pools," as defined in rule 206(4)-5(f)(3).

2. Section 206A of the Advisers Act grants the Commission the authority to "conditionally or unconditionally exempt any person or transaction . . . from any provision or provisions of [the Advisers Act] or of any rule or regulation thereunder, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of [the Advisers Act]."

3. Rule 206(4)-5(e) provides that the Commission may exempt an investment adviser from the prohibition under Rule 206(4)-5(a)(1) upon consideration of the factors listed below, among others:

(1) Whether the exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Advisers Act;

(2) Whether the investment adviser: (i) before the contribution resulting in the prohibition was made, adopted and implemented policies and procedures reasonably designed to prevent violations of the rule; and (ii) prior to or at the time the contribution which resulted in such prohibition was made, had no actual knowledge of the contribution; and (iii) after learning

of the contribution: (A) has taken all available steps to cause the contributor involved in making the contribution which resulted in such prohibition to obtain a return of the contribution; and (B) has taken such other remedial or preventive measures as may be appropriate under the circumstances;

(3) Whether, at the time of the contribution, the contributor was a covered associate or otherwise an employee of the investment adviser, or was seeking such employment;

(4) The timing and amount of the contribution which resulted in the prohibition;

(5) The nature of the election (e.g., federal, state or local); and

(6) The contributor's apparent intent or motive in making the contribution which resulted in the prohibition, as evidenced by the facts and circumstances surrounding such contribution.

4. The Applicants request an order pursuant to section 206A and rule 206(4)-5(e), exempting them from the two-year prohibition on compensation imposed by rule 206(4)-5(a)(1) with respect to investment advisory services provided to the Clients within the two-year period following the Contribution.

5. The Applicants submit that the exemption is necessary and appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. The Applicants further submit that the other factors set forth in Rule 206(4)-5 similarly weigh in favor of granting an exemption to the Applicants to avoid consequences disproportionate to the violation. The Applicants note that causing the Advisers to serve without compensation for a two-year period could result in a financial loss that is approximately 24,000 times the amount of the Contribution.

6. The Applicants represent that neither the Advisers nor the Contributor sought to interfere with the Clients' merit-based selection process for advisory services, nor did they seek

to negotiate higher fees or greater ancillary benefits than would be achieved in arms'-length transactions. The Applicants note that the Advisers' relationship with the Clients pre-date the Contribution, and that one Client divested its investment in the Fund shortly after the Contribution. The Applicants represent that they have no reason to believe that the Contribution undermined the integrity of the market for advisory services or resulted in a violation of the public trust in the process for awarding contracts.

7. The Applicants note that the Advisers adopted and implemented pay-to-play policies and procedures on the Rule's effective date, March 14, 2011 that are fully compliant with the Rule's requirements. The Applicants further note that the Advisers began developing compliance testing that includes random searches of public campaign databases for contributions by employees. The Applicants represent that at no time did any employees of the Advisers other than the Contributor have any actual knowledge that the Contribution had been made prior to its discovery by the Advisers in March 2014. The Applicants further represent that the Advisers and the Contributor obtained the Official's agreement to return the Contribution, which was subsequently returned, and the Advisers established an escrow account for all fees attributable to the Clients' relationships with the Advisers accrued between February 5, 2012 and February 26, 2014.

8. The Applicants state that the Contributor's apparent intent in making the Contribution was not to influence the selection or retention of the Advisers, and that the Contribution was consistent with prior political donations made by the Contributor in support of other candidates who share the political views of the Official.

9. The Applicants represent that the Contributor has had no direct contact or involvement with any of the Clients, and that the Contributor's only indirect involvement with

one of the Clients was through a single meeting at which a research analyst who reported to the Contributor met with the Client.

For the Commission, by the Division of Investment Management, under delegated authority.

Brent J. Fields
Secretary